                                                                   Exhibit D-2.2


                       ARKANSAS PUBLIC SERVICE COMMISSION

IN THE MATTER OF THE JOINT APPLICATION OF     )
AMERICAN ELECTRIC POWER COMPANY, INC.,        )
SOUTHWESTERN ELECTRIC POWER COMPANY,          )
AND CENTRAL AND SOUTH WEST                    )          DOCKET NO. 98-172-U
CORPORATION FOR APPROVAL OF MERGER            )          ORDER NO. 9


                                      ORDER

         On June 12, 1998, American Electric Power Company, Inc. ("AEP"), Central and South West Corp. ("CSW"), and Southwestern Electric Power Company ("SWEPCO") (collectively, "Applicants") filed an application in this docket for approval of a proposed merger of AEP and CSW, the holding company which owns SWEPCO. In connection with the merger, Applicants requested approval of their proposed regulatory plan ("PRP"), which would set forth the regulatory and rate treatment of merger-related benefits and costs for SWEPCO in Arkansas. The application was supported by the pre-filed Direct Testimony and Exhibits of Applicants' witnesses Richard E. Munczinski, J. Craig Baker, Thomas J. Flaherty,
R. Russell Davis, Armando A. Pena, Thomas V. Shockley, Thomas E. Mitchell, William H. Hieronymus, Mark A. Bailey, Karen C. Martin, Mark D. Roberson, and Dr. E. Linn Draper.

         On June 12, 1998, the Commission issued Order No. 1 in this docket establishing a procedural schedule, with a hearing date of July 13, 1998. On
June 26, 1998, Applicants and the General Staff of the Commission ("Staff")
filed their Joint Motion to Defer Consideration of the Regulatory Plan and to Establish a Procedural Schedule. The Commission granted the joint motion by its Order No. 4, dated July 1, 1998. The procedural schedule was subsequently amended by Order No. 7, dated September 9, 1998.
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                                                             DOCKET NO. 98-172-U
                                                             PAGE 2


         On August 13, 1998, the Commission issued its Order No. 5, approving the merger subject to certain conditions, including the Commission's findings and orders with respect to the PRP. Order No. 6, dated August 19, 1998, corrected certain errors in Order No. 5.

         In accordance with the procedural schedule established in Order No. 7, Staff filed on October 23, 1998, the Testimony and Exhibits of Alice D. Wright,
J. Bret Franks, and Mark Witkowski addressing certain aspects of the PRP. On November 3, 1998, Applicants and Staff filed a Regulatory Plan Stipulation and Agreement ("RSPA") executed by Applicants and Staff and a Joint Motion to Accept the Regulatory Plan Stipulation and Agreement and to Cancel the Remaining Testimony Filing Dates. On November 4, 1998, Order No. 8 canceled the remaining testimony filing dates and directed that the RSPA be considered at the public hearing previously scheduled for December 1, 1998. The Commission further ordered the parties to file testimony in [TEXT MISSING]

         On December 1, 1998, a public hearing was held to consider the RPSA. Although invited, no public comment was offered. The testimony and exhibits of Applicants' witnesses Munczinski, Baker, Flaherty, and Davis were entered into the record, as were the testimony and exhibits of Staff witnesses Witkowski, Wright and Franks.

         In support of the RPSA, Mr. Munczinski testified that the RPSA, together with the stipulation approved by Orders No. 5 and 6, provides a fair sharing of the merger's benefits between SWEPCO's Arkansas customers and the Applicants. Mr. Munczinski noted that the RPSA provides for five years of annual rate reductions as well as a direct pass-through of merger-related fuel savings. He additionally noted that the RPSA does not preclude the Commission from pursuing other rate actions it may deem appropriate or affect the terms and conditions of the stipulation approved in Orders No. 5 and 6. Finally, Mr. Munczinski testified
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                                                             DOCKET NO. 98-172-U
                                                             PAGE 3


that the RPSA holds Arkansas retail customers harmless from unforeseen events that materially diminish the estimated benefits of the merger and from major deviations from those estimates, including any negative effects of merger-related market power mitigation measures. In response to questions from Staff counsel, Mr. Munczinski provided further details of his understanding of the Applicants' commitments to SWEPCO's Arkansas retail customers T. 219-24.

         Staff witness Mr. Witkowski also testified in support of the RPSA. Mr. Witkowski pointed out that the RPSA provided specific rate benefits through its rate reduction rider. Those benefits will continue for at least five years and potentially beyond that period. The rate reduction will begin at $685,000 in the first year and increase each year to $1,541,000 in year five. Mr. Witkowski testified that the RPSA provides a better match of merger savings with costs than would the PRP and noted that the RPSA also insulates Arkansas ratepayers from certain merger-related costs. He added that Paragraph 7 of the stipulation approved by Orders No. 5 and 6 provided additional protection to Arkansas ratepayers by requiring that they receive any additional benefits or conditions imposed by order of any other jurisdiction. Mr. Witkowski concluded that the RPSA, in conjunction with the conditions imposed by Orders No. 5 and 6 adequately protect ratepayers and provide equitable merger benefits for ratepayers and shareholders.

         The Commission finds that the RPSA represents a fair and reasonable sharing of merger benefits and costs between Arkansas' SWEPCO customers and Applicants' shareholders and is in the public interest. This finding is based on the evidence discussed above, including, specifically, the testimony of Mr. Munczinski in response to questions from Staff counsel and the condition that Applicants accept the representations therein. In conjunction with the conditions specified in Orders No. 5 and 6 and the agreement approved therein, the RPSA should provide
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                                                             DOCKET NO. 98-172-U
                                                             PAGE 4


adequate protection to Arkansas ratepayers from the potential for merger-related detriment. Nevertheless, there remains the possibility of adverse merger-related effects resulting from decisions in other jurisdictions, particularly at the federal level. The RPSA is thus conditionally approved, pending final action by other relevant authorities. Applicants are directed to continue to file with this Commission copies of all final, non-appealable orders from other jurisdictions related to their proposed merger.

         BY ORDER OF THE COMMISSION

         This 17th day of December, 1998.

                                            /s/ Lavenski R. Smith, Chairman

                                           /s/ Sam I. Bratton, Jr., Commissioner

                                          /s/ Julius D. Kearney, Commissioner

/s/ Bill Mathis (acting)
Jan Sanders
Secretary of the Commission

                                   BEFORE THE
                       ARKANSAS PUBLIC SERVICE COMMISSION

IN THE MATTER OF THE JOINT APPLICATION OF        )
AMERICAN ELECTRIC POWER COMPANY, INC.,           )
SOUTHWESTERN ELECTRIC POWER COMPANY,             )
AND CENTRAL AND SOUTH WEST                       )          DOCKET NO. 98-172-U
CORPORATION FOR APPROVAL OF MERGER               )


                    REGULATORY PLAN STIPULATION AND AGREEMENT

         American Electric Power Company, Inc. ("AEP"), Southwestern Electric Power Company ("SWEPCO"), and Central and South West Corporation ("CSW") (collectively referred to as the "Applicants"), and the General Staff of the Arkansas Public Service Commission ("Staff"), jointly referred to as the "Parties", respectfully submit this Joint Motion stating:

         1. The Applicants commit and agree to implement the rate freeze as proposed in their Application and supporting testimony.

         2. SWEPCO will implement a net merger savings rider in Arkansas that will reduce rates to customers by the annual amounts shown in Attachment A beginning with the first revenue month after the effective date of the merger. Each individual year's rate reduction will apply for a twelve month period, with the year five reduction continuing to apply in years following the end of year five until new base rates for SWEPCO become effective. The annual rate reduction amounts shown in Attachment A will be allocated to rate classes based upon revenue requirements to be determined in the pending earnings review. At the end of the five year period, cost amortization and shareholder saving imputations shall terminate.
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                                                             DOCKET NO. 98-172-U
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         3. Costs to achieve the merger are those costs incurred to consummate the merger and combine the operations of AEP and CSW. These costs include, but are not limited to investment banking fees; consulting and legal services incurred in connection with obtaining regulatory and shareholder approvals; transition planning and development costs; employee separation costs including severance costs, change-in-control payments and retraining costs; systems integration costs; operations integration costs including telecommunication costs; and facilities consolidation costs. The costs to achieve the merger are to be recovered through merger savings. For Arkansas retail jurisdictional ratemaking purposes, SWEPCO will defer its share of the lesser of the estimated or actual costs to achieve as incurred over a five year period. These costs will be amortized over a five year period beginning with the effective date of the merger. The amortized cost for each year shall be proportionate to the net merger savings amount reflected in Attachment A for the corresponding year.

         4. If changes in retail base rates of SWEPCO in Arkansas occur within the first five years after the effective date of the merger, the following rate treatments will be reflected:

                  (a) Estimated non-fuel operation and maintenance expense merger savings net of costs-to-achieve will be included in cost of service as an allowable expense. The amount to be included in the cost of service shall be based upon the test year period.

                  (b)      Amortization costs to achieve will be included in
                           cost of service as an allowable expense. The amount
                           to be included in the cost of service shall be based upon the test year period. The unamortized balance of costs to achieve will not be included in rate base and no return will be allowed on the unamortized balance of costs to achieve.
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                                                             DOCKET NO. 98-172-U
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         (c)      The merger savings rate reduction rider will continue as
                  described in Paragraph 2 above.

         (d) It is the intent of the Parties that the provisions of this Paragraph 4 relating to cost amortizations and shareholder savings imputation in the event of a base rate proceeding will terminate five years after the effective date of the merger.

         (e) Attachment B is an example of the retail base rate treatment described in this section.

         5. If the electric utility industry in Arkansas is restructured prior to the end of the fifth year after the effective date of the merger, the rider benefits, cost amortization, and shareholder savings imputation should be reduced consistent with the functional segregation of unbundled restructured rates. It is the intent of the Parties that the cost amortizations and shareholder savings imputations would continue for the five year term for those functions subject to continued rate of return regulation. It is also the intent of the Parties that the benefits would continue for the period of time in which the net merger savings rider set forth in Paragraph 2 remains in effect for those functions subject to continued rate of return regulation.

         6. All fuel savings shall be passed through to Arkansas retail customers in accordance with SWEPCO's fuel adjustment clause. After consummation of the merger, the Applicants agree to report to the Arkansas Public Service Commission in the monthly full report the amount of energy savings based on a combined joint dispatch. These savings will be the internal economies for energy transfers from the East to West Zones within the AEP system.

         7. The Applicants agree to hold harmless the retail customers of SWEPCO from unforeseen events that materially diminish the estimated benefits of the merger and from major
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                                                             DOCKET NO. 98-172-U
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deviations from the Applicants' stated representations of estimated merger benefits. The Applicants also agree to hold harmless the retail customers of SWEPCO from any negative economic effects of market power mitigation plans implemented as a part of the merger as determined on a calendar year basis.

         8. This Regulatory Plan Stipulation and Agreement supplements the conditions reflected in Orders No. 5 and No. 6 in this Docket, dated August 13, 1998 and August 19, 1998, respectively. The Parties specifically agree that the provisions of Paragraph 7 of the July 10, 1998 Stipulation and Agreement shall apply to this Regulatory Plan Stipulation and Agreement.

         9. In furtherance of the provisions of Paragraph No. 3 of the Stipulation and Agreement entered into by the Parties and filed of record July 10, 1998, the Applicants agree to work with the General Staff to address the issue raised in the Quality of Service Evaluation dated August 11, 1998.

         10. This Regulatory Plan Stipulation and Agreement is expressly contingent upon receipt of an order by the APSC approving the regulatory plan as reflected herein, and is contingent upon the completion of the merger.

         11. The Parties agree that this Regulatory Plan Stipulation and Agreement with regard to the Proposed Regulatory Plan is in the public interest and should be approved in its entirety by the Commission.

         12. In the event the Commission does not accept, adopt, and approve this Regulatory Plan Stipulation and Agreement in its entirety and without modification, the Parties agree that this Regulatory Plan Stipulation and Agreement shall be void and of no effect. In the event, the Parties agree that no Party shall be bound by any of the provisions or agreements contained herein, all Parties shall be deemed to have reserved all their respective rights and remedies in this
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                                                             DOCKET NO. 98-172-U
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proceeding, and no Party shall introduce this Regulatory Plan Stipulation and
Agreement or writings, discussions, negotiations, or other communications of any type related to this Regulatory Plan Stipulation and Agreement in any proceeding.

         Agreed to this 3rd day of November, 1998.

                               /s/ Illegible_____________________________
                               Counsel for American Electric Power
                               Company, Inc.

                               /s/ Illegible_____________________________
                               Counsel for Central and South West Corporation and Southwestern Electric Power Company

                               /s/ Susan E. D'Auteuil____________________
                               Counsel for the General Staff of the Arkansas Public Service Commission
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                                                                    Attachment A

                                 AEP/CSW MERGER
                            NET ANNUAL MERGER SAVINGS

                  AND ARKANSAS CUSTOMER RATE REDUCTIONS ($000)

    (1)                            (2)                          (3)                  (4)

                                   Net                     Customer Rate         Shareholder
   Period                    Merger Savings                  Reduction             Savings
   ------                    --------------                  ---------             -------

   Year 1                         1,235                         685                  550
   Year 2                         1,899                       1,054                  845
   Year 3                         2,278                       1,264                1,014
   Year 4                         2,574                       1,428                1,146
   Year 5                         2,777                       1,541                1,236


*The Year 5 amount will continue until the effective date of the first base rate change after Year 5.
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                                                                    Attachment B

                                 AEP/CSW MERGER
                       EXAMPLE OF BASE RATE CASE TREATMENT
                             BASED ON YEAR 3 ($000)

CREDIT PER RIDER CONTINUES                                                                                    (1,264)

INCLUDED IN TEST YEAR:                                                                        (3,284)
GROSS MERGER SAVINGS

CHANGE IN CONTROL AMORTIZATION                                                  250
OTHER CTA AMORTIZATION                                                          756

                                                                      -------------
TOTAL CTA AMORTIZATION                                                                         1,006

                                                                                         -----------

NET MERGER SAVINGS IN TEST YEAR                                                               (2,278)

ADD BACK TO TEST YEAR COST OF SERVICE:

CUSTOMER SHARE (Attachment A - Year 3,
 Col. 3)                                                                      1,264
SHAREHOLDER PORTION (Attachment A -
Year 3, Col. 4)                                                               1,014
                                                                     --------------

                                                                                                2,278
                                                                                         -----------


NET BASE RATE REDUCTION                                                                                           0
                                                                                                         -----------

CUSTOMER RATE REDUCTION                                                                                      (1,264)
                                                                                                         ==========